Exhibit 2.1

March 20, 2005

Definitive Acquisition Purchase Agreement

Jerry Swinford
Coil Tubing Technology Holding, Inc.
19515 Weid Road
Suite C
Spring, Texas 77388

Jim Dial
Grifco International, Inc.
206 Amedee Drive
Scott, Louisiana 70583

This Definitive Acquisition Stock Purchase Agreement dated March 20, 2005 (the “Agreement”), is between Grifco International, Inc., a Nevada corporation (“GFCI”) and the Shareholders of Coil Tubing Technology Holding, Inc., a Texas corporation (“CTTI”) identified on Exhibit A to this Agreement (the “Shareholders”).

Whereas, the Board of Directors of Grifco has approved the purchase of all of the shares of capital stock of Coil Tubing Technology Holding, Inc., held by the Shareholders, and Shareholders agree to sell said shares upon the terms and subject to the conditions set forth in this Agreement.

The parties hereby agree that Grifco shall acquire 100% of the outstanding common shares of Coil Tubing Technology Holding, Inc.,

ACCORDINGLY, the parties agree as follows:

ARTICLE I. THE PURCHASE

1.1   The Purchase. On the Closing Date (as defined in Section 8.1), Grifco agrees to purchase from Shareholders and Shareholders agree to transfer, sell and assign to Grifco all of the issued and outstanding capital stock of CTTI. Consisting of 51,000 Shares of common stock, par value $0.01 per share (the “Common Stock”), in the respective share amounts set forth opposite their names in Exhibit A (the “Shares”), all for the purchase price set forth in Section 1.2.

1.2   Purchase Price. The purchase price (the “Purchase Price”) to be paid by Grifco to Shareholders for the Shares shall be $510,000.00 Dollars and adjusted as provided in Section 1.3.

1.3   Adjustments to Purchase Price.

(a)Adjustment Amount. [To the shareholders] An initial payment of $50,000.00 US Dollars at the signing of the definitive acquisition purchase agreement and restricted shares of Grifco equivalent to $260,000.00 Dollars. Strike price for the restricted share issuance shall be determined at the close of stock market on the closing date.

(b)Second Payment. Restricted shares of Grifco equivalent to $200,000.00. These restricted shares will be issued to HyCoTec Investments, B.V, in full satisfaction of the outstanding obligation to it in the approximate amount of $800,000.00. Strike price for the restricted share issuance shall be determined at the close of stock market on the closing date.

1.4.    Closing Obligations. At the Closing;

(i)
Certificates representing all the Shares of Coil Tubing Technology Holding, Inc., duly endorsed (or accompanied by duly executed stock powers), with signatures guaranteed by a commercial bank or by a member firm of the New York Stock Exchange, for transfer to Grifco;

(ii)	Releases in the form of Exhibit 1.4(a) (ii) executed by each Shareholder (collectively, “Shareholders’ Releases”);

(iii)	Employment agreement in the form of Exhibit 1.4(a)(iii), executed by Jerry Swinford (collectively, “Employment Agreement”);

(iv)	Non-competition agreements in the form of Exhibit 1.4(a)(iv), executed by each Shareholder (collectively, the “Non-competition Agreements”); and

(v)
A certificate executed by the Shareholders representing and warranting to Grifco that Shareholders’ representations and warranties in this Agreement were accurate in all respects as of the date of this Agreement and are accurate in all respects as of the Closing Date as if made on the Closing Date (giving full effect to any supplements to the Disclosure Letter that were delivered by Shareholders to Grifco prior to the Closing Date in accordance with Section 4.10); and

(b)   GRIFCO will deliver to Shareholders:

(i)
Certificates representing the Shares of Grifco duly endorsed (or accompanied by duly executed stock powers) with signatures guaranteed by a commercial bank or by a member from the New York Stock Exchange for transfer to each Shareholder as set forth opposite their names on Exhibit A;

(ii)
A certificate executed by Grifco to the effect that, except as otherwise stated in such certificate, each of Grifco representations and warranties in this Agreement is accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Closing Date as if made on the Closing Date;

(iii)	The Employment Agreements executed by Grifco; and
(iv)	Cashier’s check or similarly immediately available funds in the amount of $50,000.00.

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Except as otherwise previously disclosed to Grifco in writing, each of the Shareholders of Coil Tubing Technology Holding, Inc., represents and warrants to Grifco as follows:

2.1   Corporate Organization. Coil Tubing Technology Holding, Inc., is a corporation duly formed, validly existing and in good standing under the laws of the State of Texas. Grifco has received complete and correct copies of Coil Tubing Technology Holding, Inc.’s Certificate of Incorporation and Bylaws and all agreements between and among the Shareholders or the Shareholders and Coil Tubing Technology Holding, Inc., each as amended to date. Such Certificate of Incorporation, Bylaws and agreements are in full force and effect. Coil Tubing Technology Holding, Inc., is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

2.2   Capitalization. As of the date of this Agreement, the authorized capital stock of CTTI consists of 1,000,000 shares of Common Stock with a par value $0.01 per share, of which 51,000 shares are issued and outstanding. CTTI has no preferred stock authorized, issued or outstanding. All the issued and outstanding shares of capital stock of Coil Tubing Technology Holding, Inc., are validly issued, fully paid and nonassessable. Coil Tubing Technology Holding, Inc., has no commitment for the issuance or sale of shares of its capital stock or subscriptions, options, convertible securities, warrants, preemptive rights, or other such rights. The Shares are not subject to any stock redemption, buy/sell, right of first refusal or other such agreements or understandings, whether written or oral.

2.3   Capacity. Each Shareholder has the requisite capacity to enter into this Agreement and to carry out the transactions contemplated hereby. The consummation of the transactions contemplated by this Agreement does not require any corporate proceedings to authorize the same pursuant to applicable law, agreement or otherwise. This Agreement has been validly executed and delivered by each Shareholder and is a legal, valid and binding agreement of each of them.

2.4            No Violation or Encumbrance. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (a) violate any provision of the Certificate of Incorporation or Bylaws of Coil Tubing Technology Holding, Inc.; (b) violate or be in conflict with, or constitute a default under, or permit the termination of, or cause the acceleration of the maturity of any debt or other obligation pursuant to, or require the consent of any other party to, or result in the creation or imposition of any lien upon any property or assets of Coil Tubing Technology Holding, Inc., under, any agreement or commitment to which Coil Tubing Technology Holding, Inc., is a party or by which Coil Tubing Technology Holding, Inc., or any Shareholder is bound; or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority to which Coil Tubing Technology Holding, Inc., its properties or any Shareholder is bound or affected, except where any one or more such violations, conflicts or defaults described in clause (b) or (c) above would not materially adversely effect the financial condition, results of operations, business or properties of Coil Tubing Technology Holding, Inc., taken as a whole or prevent Grifco from exercising all the benefits incident to ownership of the Shares. Each of Shareholders will transfer the Shares held by him free and clear of any lien, mortgage, charge, security interest, pledge or other encumbrance or other adverse claim or interest of any nature.

2.5   Consents and Approvals of Governmental Authorities. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required to be obtained or made in connection with the transactions contemplated by this Agreement or the execution, delivery and performance of this Agreement.

2.6   Financial Statements. Grifco has received the following financial statements: Dec. 31, 2004 (the “Financial Statements”). The Financial Statements fairly present the financial condition of Coil Tubing Technology Holding, Inc., as of Dec.31, 2004 (the “Balance Sheet Date”) and the results of operations and changes in financial position for the periods presented, and have been presented in accordance with generally accepted accounting principles consistently applied throughout the period involved. As of the Balance Sheet Date, there were (and on the Closing Date there will be) no material liabilities, absolute, accrued, contingent or otherwise, of Coil Tubing Technology Holding, Inc., that are not reflected or reserved against on the Financial Statements (or, in the case of the Closing Date, not previously disclosed in writing to Grifco).

2.7   No Material Adverse Change. No material adverse change has occurred in Coil Tubing Technology Holding, Inc.’s business, operations or financial condition since Balance Sheet Date and since such date Coil Tubing Technology Holding, Inc. has conducted its business only in the ordinary course.

2.8   Title to and Condition of Properties. On the Closing Date, Coil Tubing Technology Holding, Inc. will have good and marketable titles to its assets free and clear of any lien, mortgage, charge, security interest, pledge or other encumbrance or other adverse claim or interest of any nature, other than (a) liens for taxes currently payable without interest or penalty or not yet payable or, if previously disclosed in writing to the Grifco, liens for taxes the validity of which Coil Tubing Technology Holding, Inc. is contesting in good faith; (b) liens of employees for current wages not yet due; (c) liens, mortgages, and security interests previously disclosed in writing to Grifco; and (d) liens and other imperfections of title that do not materially interfere with the continued operation of Coil Tubing Technology Holding, Inc.’s business. Coil Tubing Technology Holding, Inc.’s tangible personal property is in good and serviceable condition, normal wear and tear excepted, and Coil Tubing Technology Holding, Inc. is carrying no excess or obsolete inventories or work-in-progress for which adequate reserves are not reflected on its Financial Statements.

2.9   Permits, Licenses and Material Agreements; To the best of its knowledge, Coil Tubing Technology Holding, Inc. presently holds all the permits, licenses, franchises and approvals of governmental authorities and agencies material to its current use, occupancy or operations, and it has not failed or is not failing to comply in any material respect with any applicable law or regulation where such failure would, individually or in the aggregate, have a material adverse effect on the financial condition, business or operations of Coil Tubing Technology Holding, Inc. All agreements, instruments, leases, or commitments to which Coil Tubing Technology Holding, Inc. is a party or is subject and which are material to its business and operation are valid, binding and fully enforceable by Coil Tubing Technology Holding, Inc., and Coil Tubing Technology Holding, Inc. is not in default nor has any event or circumstance occurred which, but for the expiration of any applicable grace period or the giving of notice, or both, would constitute a default under any such agreement, instrument, lease or commitment.

2.10   Litigation. There is no litigation, legal, administrative or arbitral proceeding, investigation or other action of any nature pending or, to Coil Tubing Technology Holding, Inc.’s best knowledge, threatened against, affecting or related to Coil Tubing Technology Holding, Inc. or the Shares.

2.11    Certain Fees. Neither Coil Tubing Technology Holding, Inc. nor any of its officers, directors or employees in their capacities as such, has incurred any claims for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Other Common Representations and Warranties

2.12.    Condition and Sufficiency of Assets. The buildings, plants, structures, and equipment of Coil Tubing Technology Holding, Inc., are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, and equipment of Coil Tubing Technology Holding, Inc. are sufficient for the continued conduct of Coil Tubing Technology Holding, Inc.’s business after the Closing in substantially the same manner as conducted prior to the Closing.

2.13.   Accounts Receivable. All accounts receivable of Coil Tubing Technology Holding, Inc. that are reflected on the Financial Statements or on the accounting records of Coil Tubing Technology Holding, Inc. as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the latest Balance Sheet or on the accounting records of Coil Tubing Technology Holding, Inc., as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the Accounts Receivable as of the Closing Date than the reserve reflected in the latest Balance Sheet represented of the Accounts Receivable reflected therein and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging). Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within 90 days after the day on which it first becomes due and payable. There is no contest, claim, or right of set-off, other than returns in the ordinary course of business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. Part 2.13 of the Disclosure Letter contains a complete and accurate list of all Accounts Receivable as of the Balance Sheet Date, which list sets forth the aging of such Accounts Receivable.

2.14    Inventory. All inventory of Coil Tubing Technology Holding, Inc., whether or not reflected in the latest Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in such Balance Sheet or on the accounting records of Coil Tubing Technology Holding, Inc., as of the Closing Date, as the case may be. All inventories not written off have been priced at the lower of cost or [market] on a [first in, first out] basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of Coil Tubing Technology Holding, Inc.

2.15    No Undisclosed Liabilities; Except as set forth in Part 2.15 of the Disclosure Letter, Coil Tubing Technology Holding, Inc. has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Balance Sheet and current liabilities incurred in the ordinary course of business since the respective dates thereof.

Coil Tubing Technology Holding, Inc., has the following Liabilities and obligations which the Company will assume and pay:

Liability	Amount (in dollars)	COB/NOB
Hammelmann Corporation	$84,266.85
Internal Revenue Service	$21,251.42
Internal Revenue Service	$3,048.40
Hui Min McVoy	$1,750.00	NOB
John Akard	$818.80	NOB
Industrial Science	$15,130.00	NOB
Prescott Machine	$8,060.00	NOB
Office Depot	$1,238.86	NOB
Paul Bettencourt	$696.38	NOB
Klein School District	$1,393.46	NOB

Total	$137,653.57

		* COB - Change on Balance Sheet
		*NOB - Not on Balance

2.16.    Taxes. Except as disclosed on Part 2.16 of the Disclosure Letter or as would not have a material adverse effect on Coil Tubing Technology Holding, Inc.: (a) Coil Tubing Technology Holding, Inc. has duly filed all federal, state, local and foreign tax returns required to be filed by or with respect to it with the applicable taxing authority, and no extensions with respect to such tax returns have (or as of the Closing Date will have) been requested or granted; (b) Coil Tubing Technology Holding, Inc. has (and as of the Closing Date will have) paid all taxes due, or claimed by any taxing authority to be due, from or with respect to it, except taxes that are being contested in good faith by appropriate legal proceedings; (c) there has been no issue raised or adjustment proposed (and none is pending) by any taxing authority in connection with any of the tax returns of Coil Tubing Technology Holding, Inc. that has not been resolved or paid, and no such issues raised could reasonably be expected to result in a proposed tax deficiency to Coil Tubing Technology Holding, Inc. for any other period not so examined; (d) all taxes that are required to be withheld or collected by Coil Tubing Technology Holding, Inc. have been duly withheld or collected and to the extent required, have been paid or properly segregated or deposited as required by applicable law; (e) Coil Tubing Technology Holding, Inc. has not waived the statute of limitations on the right of any taxing authority in connection with its tax returns or otherwise made any special arrangements with any taxing authority.

2.17.    Absence of Certain Changes and Events. Except as set forth in Part 2.17 of the Disclosure Letter, since the Balance Sheet Date, Coil Tubing Technology Holding, Inc. has conducted their businesses only in the ordinary course of business and there has not been any:

(a)    Change in Coil Tubing Technology Holding, Inc.’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of Coil Tubing Technology Holding, Inc.; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by Coil Tubing Technology Holding, Inc. of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(b)    Amendment to the organizational documents of Coil Tubing Technology Holding, Inc.;

(c)    Payment or increase by Coil Tubing Technology Holding, Inc. of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the ordinary course of business) employee or entry into any employment, severance, or similar contract with any director, officer, or employee;

(d)    Adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of Coil Tubing Technology Holding, Inc.;

(e)     Damage to or destruction or loss of any asset or property of Coil Tubing Technology Holding, Inc., whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of Coil Tubing Technology Holding, Inc., taken as a whole;

(f)    Entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any contract or transaction involving a total remaining commitment by or to Coil Tubing Technology Holding, Inc., of at least $10,000.00;

(g)    Sale (other than sales of inventory in the ordinary course of business), lease, or other disposition of any asset or property of Coil Tubing Technology Holding, Inc., or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of Coil Tubing Technology Holding, Inc.;

(h)    Cancellation or waiver of any claims or rights with a value to Coil Tubing Technology Holding, Inc. in excess of $10,000.00;

(i)    Material change in the accounting methods used by Coil Tubing Technology Holding, Inc.; or

(j)    Agreement, whether oral or written, by Coil Tubing Technology Holding, Inc. to do any of the foregoing.

2.18    Contracts. Coil Tubing Technology Holding, Inc. has made available to Grifco for review complete and correct copies of all material contracts. Except as set forth on Part 2.18 of the Disclosure Letter, each of the material contracts may be transferred to Grifco without the consent of any person. Each of the material contracts is valid, binding and in full force and effect against Coil Tubing Technology Holding, Inc., and to Coil Tubing Technology Holding, Inc.’s knowledge, is valid, binding and in full force and effect against the other party thereto. Except as set forth on Part 2.18 of the Disclosure Letter, Coil Tubing Technology Holding, Inc. is not in default in any material respect, and no notice of alleged default has been received by Coil Tubing Technology Holding, Inc., under any of the material contracts, and no other party thereto is, to the knowledge of Coil Tubing Technology Holding, Inc., in default there under in any material respect, and, to the knowledge of Coil Tubing Technology Holding, Inc., there exists no condition or event which, with or without notice or lapse of time or both, would (a) constitute a default under any of the material contracts by Coil Tubing Technology Holding, Inc., or any other parties thereto, or (b) otherwise give any other party to such a contract the right to charge penalties or reduce the rates that would otherwise be payable under such a contract.

2.19    Coil Tubing Technology Holding, Inc.’s Insurance. Coil Tubing Technology Holding, Inc. will obtain and maintain with sound and reputable insurers, and, to the knowledge of Coil Tubing Technology Holding, Inc., there will be in full force and effect, policies of insurance with respect to its business against such casualties and contingencies of such types and in such amounts as Coil Tubing Technology Holding, Inc. considers customary and reasonable. All premiums due and payable with respect to such policies will be timely paid. No written notice of cancellation of, or written indication of any intention not to renew, any such policy has been received by Coil Tubing Technology Holding, Inc., or to the knowledge of Coil Tubing Technology Holding, Inc. Set forth on Part 2.19 of the Disclosure Letter is a summary description of (a) the insurance policies that will be acquired and maintained by Coil Tubing Technology Holding, Inc., and (b) any and all outstanding insurance.

2.20.    Environmental Matters. Except as set forth in Part 2.20 of the Disclosure Letter:

(a)     Coil Tubing Technology Holding, Inc. is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any environmental law. Coil Tubing Technology Holding, Inc. has no basis to expect, nor has it or any other person for whose conduct they are or may be held to be responsible received, any actual or threatened order, notice, or other communication from (i) any governmental body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any facilities, of any actual or potential violation or failure to comply with any environmental law, or of any actual or threatened obligation to undertake or bear the cost of any environmental, health, and safety liabilities with respect to any of the facilities or any other properties or assets (whether real, personal, or mixed) in which Coil Tubing Technology Holding, Inc. has had an interest, or with respect to any property or facility at or to which hazardous materials were generated, manufactured, refined, transferred, imported, used, or processed by Coil Tubing Technology Holding, Inc., or any other person for whose conduct they are or may be held responsible, or from which hazardous materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(b)     There are no pending or, to the knowledge of Coil Tubing Technology Holding, Inc., threatened claims, encumbrances, or other restrictions of any nature, resulting from any environmental, health, and safety liabilities or arising under or pursuant to any environmental law, with respect to or affecting any of the facilities or any other properties and assets (whether real, personal, or mixed) in which Coil Tubing Technology Holding, Inc. has or had an interest.

(c)    Coil Tubing Technology Holding, Inc. has no basis to expect, nor has it or any other person for whose conduct they are or may be held responsible, received, any citation, directive, inquiry, notice, order, summons, warning, or other communication that relates to hazardous activity, hazardous materials, or any alleged, actual, or potential violation or failure to comply with any environmental law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any environmental, health, and safety liabilities with respect to any of the facilities or any other properties or assets (whether real, personal, or mixed) in which Coil Tubing Technology Holding, Inc. had an interest, or with respect to any property or facility to which hazardous materials generated, manufactured, refined, transferred, imported, used, or processed by Coil Tubing Technology Holding, Inc., or any other person for whose conduct they are or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(d)    Neither Coil Tubing Technology Holding, Inc., nor any other person for whose conduct it is or may be held responsible, has any environmental, health, and safety liabilities with respect to the facilities or with respect to any other properties and assets (whether real, personal, or mixed) in which Coil Tubing Technology Holding, Inc. (or any predecessor) has or had an interest, or at any property geologically or hydrologically adjoining the facilities or any such other property or assets.

(e)    There are no hazardous materials present on or in the environment at the facilities or at any geologically or hydrologically adjoining property, including any hazardous materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the facilities or such adjoining property, or incorporated into any structure therein or thereon. Neither Coil Tubing Technology Holding, Inc., nor any other person for whose conduct it is or may be held responsible, or [to the knowledge of Coil Tubing Technology Holding, Inc.] any other person, has permitted or conducted, or is aware of, any hazardous activity conducted with respect to the facilities or any other properties or assets (whether real, personal, or mixed) in which Coil Tubing Technology Holding, Inc. has or had an interest.

(f)    There has been no release or, to the knowledge of Coil Tubing Technology Holding, Inc., threat of release, of any hazardous materials at or from the facilities or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which Coil Tubing Technology Holding, Inc. has or had an interest, or any geologically or hydrologically adjoining property, whether by Coil Tubing Technology Holding, Inc. or any other person.

(g)    Coil Tubing Technology Holding, Inc. has delivered to Grifco true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Coil Tubing Technology Holding, Inc., pertaining to hazardous materials or hazardous activities in, on, or under the facilities, or concerning compliance by Coil Tubing Technology Holding, Inc., or any other person for whose conduct it is or may be held responsible, with environmental laws.

2.21    Employees.

(a)    Set forth on Part 2.21(a) of the Disclosure Letter is a list of the name, social security number (or the equivalent), and dates of employment by Coil Tubing Technology Holding, Inc., of each employee on the date hereof, together with the position held by such employee and the total amounts of salary, bonuses and other compensation paid or payable by Coil Tubing Technology Holding, Inc., to each such person for the current fiscal year and the immediately preceding fiscal year. Coil Tubing Technology Holding, Inc., has maintained adequate and suitable records regarding each person employed by Coil Tubing Technology Holding, Inc., and has made such records available to Grifco.

(b)    Except as set forth on Part 2.21(b) of the Disclosure Letter, Coil Tubing Technology Holding, Inc., is not a party to any employment agreement with any employees, and the employment of each employee may be terminated by Coil Tubing Technology Holding, Inc., on not more than 14 days notice to such employee without liability to Coil Tubing Technology Holding, Inc., subject to the applicable law. The consummation of the transactions contemplated by this Agreement will not result in the incurring of any severance pay obligations to any employee. Except as set forth in Part 2.21(a) of the Disclosure Letter, there are no outstanding claims asserted in writing against Coil Tubing Technology Holding, Inc., by any person who is or was employed by Coil Tubing Technology Holding, Inc., or any dispute with any material number of class of the employees.

2.22    Employee Benefits. Set forth on Part 2.22 of the Disclosure Letter is a list identifying each employee benefit plan, policy, agreement or arrangement, including without limitation, pension, stock option, share saving, deferred compensation, profit sharing, incentive, bonus and severance pay plans and arrangements, whether legally enforceable or not, which (a) is, has been or is proposed to be entered into, administered, maintained or contributed to by Coil Tubing Technology Holding, Inc., or (b) covers any employee or former employee (each, a “Benefit Plan”). Each Benefit Plan has been maintained and contributed to in compliance with the requirements of applicable law. Coil Tubing Technology Holding, Inc. has paid and discharged when due all obligations and liabilities arising under such plans and applicable law of a character which, if not paid or discharged, are likely to result in the imposition of an encumbrance or the assertion of a liability enforceable against Coil Tubing Technology Holding, Inc.

2.23    Labor Relations.

(a) Except as disclosed on Part 2.23(a) of the Disclosure Letter, (i) there are no collective bargaining agreements or other similar agreements, arrangements, or understandings, written or oral, with employees as a group to or by which Coil Tubing Technology Holding, Inc. is a party or is bound; (ii) no employees are represented by any labor organization, collective bargaining representative or group of employees; (iii) no labor organization, collective bargaining representative or group of employees claims to represent a majority of the employees; (iv) Coil Tubing Technology Holding, Inc., has not been involved with any representational campaign by any union or other organization or group seeking to become the collective bargaining representative of any employees, or been subject to or, to the knowledge of Coil Tubing Technology Holding, Inc. overtly threatened with any strike or other concerted labor activity or dispute; and (v) Coil Tubing Technology Holding, Inc. is not obligated to bargain collectively with respect to wages, hours and other terms and conditions of employment with any recognized or certified labor organization, collective bargaining representative or group of employees with respect to employees.

(b)  To the knowledge of Coil Tubing Technology Holding, Inc., it is in compliance with all applicable laws pertaining to employment and employment practices and wages, hours, and other terms and conditions of employment in respect of all employees, and Coil Tubing Technology Holding, Inc. is not engaged in any unfair labor practices or unlawful employment practices with respect to employees. There is no pending or, to the knowledge of Coil Tubing Technology Holding, Inc., overtly threatened action, claim, investigation, or inquiry by or before, and Coil Tubing Technology Holding, Inc. is not subject to any judgment, order, writ, injunction or decree of or inquiry from, any governmental entity in connection with any current, former or prospective employees.

2.24   Intellectual Property Coil Tubing Technology Holding, Inc. owns or has rights to use all intellectual property necessary for the operation of its business as presently operated. Coil Tubing Technology Holding, Inc. is not infringing upon the intellectual property of any third party and has not received any written notice or claim of any infringement, violation, misuse or misappropriation in connection with the operation of its business of any intellectual property owned or purported to be owned by any other person.

2.25.     Certain Payments. Since February 17, 2004, neither Coil Tubing Technology Holding, Inc., nor any director, officer, agent, or employee of Coil Tubing Technology Holding, Inc., or any other person associated with or acting for or on behalf of Coil Tubing Technology Holding, Inc., has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Coil Tubing Technology Holding, Inc., or any affiliate of Coil Tubing Technology Holding, Inc., or (iv) in violation of any legal requirement, (b) established or maintained any fund or asset that has not been recorded in the books and records of Coil Tubing Technology Holding, Inc.

2.26.     Disclosure.

(a) No representation or warranty of Coil Tubing Technology Holding, Inc., in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b) No notice given under this Agreement will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

(c) There is no fact known to Coil Tubing Technology Holding, Inc., (other than general economic or industry conditions) and that materially adversely affects the assets, business, prospects, financial condition, or results of operations of Coil Tubing Technology Holding, Inc., (on a consolidated basis) that has not been set forth in this Agreement or the Disclosure Letter.

2.27.     Relationships with Affiliates. No shareholder of Coil Tubing Technology Holding, Inc., or any affiliate of Coil Tubing Technology Holding, Inc., has, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to Coil Tubing Technology Holding, Inc.,’s businesses. No Coil Tubing Technology Holding, Inc., or any affiliate of Coil Tubing Technology Holding, Inc., is, has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a person or business entity that has (a) had business dealings or a material financial interest in any transaction with Coil Tubing Technology Holding, Inc., other than business dealings or transactions conducted in the ordinary course of business with Coil Tubing Technology Holding, Inc., at substantially prevailing market prices and on substantially prevailing market terms, or (b) engaged in competition with Coil Tubing Technology Holding, Inc., with respect to any line of the products or services (a “Competing Business”) in any market presently served by Coil Tubing Technology Holding, Inc.,. Except as set forth in Part 2.27 of the Disclosure Letter, no Coil Tubing Technology Holding, Inc., or any affiliate of Coil Tubing Technology Holding, Inc., is a party to any contract with, or has any claim or right against, Coil Tubing Technology Holding, Inc.,.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF GRIFCO

Except as otherwise previously disclosed to [Coil Tubing Technology Holding, Inc.,] [The Shareholders] in writing, GRIFCO represents and warrants to [Coil Tubing Technology Holding, Inc.,] [The Shareholders] as follows:

3.1   Corporate Organization. Grifco is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada.

3.2   Authorization. Grifco has the requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The Board of Directors of GRIFCO and the shareholders of Grifco have duly authorized the execution and delivery of this Agreement, the performance by Grifco of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, and no further corporate proceedings by Grifco are necessary to authorize this Agreement. This Agreement has been validly executed and delivered by Grifco and is a legal, valid and binding agreement of Grifco.

3.3   No Violation. Neither the execution and delivery of this Agreement, the performance by Grifco of its obligations under this Agreement, nor the consummation of the transactions contemplated by this Agreement will (a) violate any provision of the Certificate of Incorporation or Bylaws of Grifco; (b) violate or be in conflict with, or constitute a default under, or permit the termination of, or cause the acceleration of the maturity of any debt or other obligation pursuant to, or require the consent of any other party to, or result in the creation or imposition of any lien upon any property or assets of Grifco under, any agreement or commitment to which Grifco is a party or by which Grifco is bound; or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority to which Grifco or its properties is bound, or affected, except where any one or more such violations, conflicts or defaults described in clause (b) or (c) above would not prevent consummation of the transactions contemplated by this Agreement.

3.4   Consents and Approvals of Governmental Authorities. Except for the filing of appropriate documents to effect the Merger as required by the laws of the State of Nevada, No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required to be obtained or made by Grifco in connection with the transactions contemplated by this Agreement or the execution, delivery and performance of this Agreement by Grifco.

ARTICLE IV. CONDUCT OF Coil Tubing Technology Holding, Inc., BUSINESS
PENDING THE CLOSING DATE

Pending the Closing Date (as defined in Section 8.1), and except as otherwise consented to or approved by Grifco in writing or as otherwise contemplated by this Agreement:

4.1   Conduct of Business. Coil Tubing Technology Holding, Inc., will operate its business diligently and in good faith, consistent with past practice.

4.2   Acquisition or Disposition of Assets. Coil Tubing Technology Holding, Inc., shall not acquire or dispose of any substantial assets, other than in the ordinary course of business or in transactions where the aggregate consideration does not exceed $10,000.00, or enter into any contract, agreement, commitment or arrangement with respect to the foregoing.

4.3    Employment Agreements, Compensation and Benefits. Coil Tubing Technology Holding, Inc., shall not enter into any new employment agreement, amend any existing employment agreement or grant any increases in compensation or benefits payable to their officers or employees other than increases in the ordinary course of business and consistent with past practice payable to non-officer employees.

4.4   Amendments. No change or amendment shall be made to the Certificate of Incorporation or Bylaws of Coil Tubing Technology Holding, Inc.

4.5   Capital Changes. Coil Tubing Technology Holding, Inc., shall not issue or sell or issue any securities convertible into, or options, warrants to purchase, rights to subscribe to or enter into any arrangement or contract with respect to the issuance of, any shares of its capital stock or any of its other securities, or make any other changes in its capital structure.

4.6   Dividends; Redemptions. Except as contemplated by this Agreement, Coil Tubing Technology Holding, Inc., shall not declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, nor shall Coil Tubing Technology Holding, Inc., directly or indirectly, redeem, purchase or otherwise acquire any of its capital stock.

4.7   Capital Expenditures. Coil Tubing Technology Holding, Inc., shall not make any capital expenditures or appropriations or commitments with respect thereto, except capital expenditures, appropriations or commitments not exceeding $10,000.00 in the aggregate as Coil Tubing Technology Holding, Inc., may, in its discretion, deem appropriate.

4.8   Borrowing. Coil Tubing Technology Holding, Inc., shall not incur or assume any indebtedness except for (a) long-term indebtedness (as defined below) under its currently existing credit agreements (as the same may be amended), (b) short-term indebtedness (as defined below) in the ordinary course of business, or (c) indebtedness in an amount or amounts less than an aggregate of $10,000.00. Except to the extent of any guarantees outstanding on the date of this Agreement, Coil Tubing Technology Holding, Inc., shall not guarantee any indebtedness. As used in this Section 4.8, “long-term indebtedness” means any indebtedness formoney borrowed maturing more than one year after the date of the incurrence or assumption thereof, and “short-term indebtedness” means any such indebtedness for money borrowed maturing one year or less after the date of the incurrence or assumption thereof.

4.9    No Agreements. Coil Tubing Technology Holding, Inc., shall not agree or otherwise commit to do any of the foregoing in this Article IV.

4.10   Notification. Between the date of this Agreement and the Closing Date, Coil Tubing Technology Holding, Inc., and Shareholders will promptly notify Grifco in writing if Coil Tubing Technology Holding, Inc., or Shareholders becomes aware of any fact or condition that causes or constitutes a breach of any of representations and warranties as of the date of this Agreement, or if Coil Tubing Technology Holding, Inc., or such Shareholder becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter if the Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, Coil Tubing Technology Holding, Inc., or Shareholders will promptly deliver to Grifco a supplement to the Disclosure Letter specifying such change. During the same period, Coil Tubing Technology Holding, Inc., or Shareholders will promptly notify Grifco of the occurrence of any breach of any covenant in this Article VI or of the occurrence of any event that may make the satisfaction of the conditions in Article VII impossible or unlikely.

ARTICLE V CERTAIN OBLIGATIONS OF THE PARTIES

Grifco covenants and agrees with Coil Tubing Technology Holding, Inc., and Coil Tubing Technology Holding, Inc., covenants and agrees with Grifco that between the date of this Agreement and the Closing Date:

5.1   Full Access. Coil Tubing Technology Holding, Inc., shall, upon reasonable request, afford to Grifco and its affiliates, and its counsel, accountants and other authorized representatives full access during normal business hours to the plants, properties, books and records of Coil Tubing Technology Holding, Inc., in order that Grifco may have the opportunity to make such reasonable investigations as it shall desire to make of the affairs of Coil Tubing Technology Holding, Inc., and Coil Tubing Technology Holding, Inc., will cause its officers and employees to furnish such additional financial and operating data and other information as Grifco shall from time to time reasonably request. Coil Tubing Technology Holding, Inc., shall, upon reasonable request, provide Grifco or its counsel, accountants and other authorized representatives with such information concerning Coil Tubing Technology Holding, Inc., as may be reasonably necessary for Grifco to ascertain the accuracy and completeness of the information supplied by Coil Tubing Technology Holding, Inc.,.

5.2    Confidentiality. Grifco, Coil Tubing Technology Holding, Inc., and their affiliates will, and will use their best efforts to cause their counsel, accountants and other authorized representatives to, hold in strict confidence and not disclose to others, without the prior written consent of the parties to this Agreement, any information received by them in connection with the transactions contemplated by this Agreement.

5.3    Waivers, Consents and Approvals. Coil Tubing Technology Holding, Inc., will use its best efforts to obtain any waivers, consents or approvals under the terms of any agreement or commitment to which Coil Tubing Technology Holding, Inc., is a party that are necessary for the consummation of the transactions contemplated by this Agreement. In obtaining such waivers, consents and approvals, Coil Tubing Technology Holding, Inc., shall not, without consent of Grifco, agree to any amendment to any such instrument.

5.4   Publicity. Grifco and Coil Tubing Technology Holding, Inc., agree to consult with each other in issuing any press release and with respect to the general content of other public statements about the transactions contemplated by this Agreement, and shall not issue any such press release prior to such consultation, except as may be required by law.

5.5   Negotiations. Between the date of this Agreement and the Closing Date (or earlier termination of this Agreement pursuant to Section 9.1) Coil Tubing Technology Holding, Inc., shall not, and shall not permit any of its officers, employees, representatives or agents, directly or indirectly, to encourage, solicit or initiate discussions or negotiations with, or provide any non-public information to or negotiate or enter into any agreement with, any corporation, partnership, person or other entity or group concerning any possible proposals regarding a merger or other business combination involving Coil Tubing Technology Holding, Inc., or for the acquisition of a material equity interest in, or a material portion of the assets of Coil Tubing Technology Holding, Inc., (an “Acquisition Proposal”), other than the transactions contemplated by this Agreement. Coil Tubing Technology Holding, Inc., shall promptly notify Grifco if any such discussions or negotiations are sought to be initiated with, any such information is requested from, or any Acquisition Proposal is received by Coil Tubing Technology Holding, Inc.,

ARTICLE VI. CONDITIONS TO THE OBLIGATIONS OF COIL TUBING TECHNOLOGY HOLDING, INC.,

The obligations of Coil Tubing Technology Holding, Inc., under this Agreement to be performed on or before the Closing Date shall be subject to the satisfaction on or before the Closing Date, of each of the following conditions:

6.1   Representations and Warranties True. The representations and warranties of Grifco contained in this Agreement shall be true and correct in all material respects on the date of this Agreement and at and on the Closing Date as though such representations and warranties were made at and on such date, except for changes permitted or contemplated by this Agreement.

6.2    Performance. Grifco shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

6.3   No Proceeding, Litigation or Injunction. No suit, action, or other proceeding seeking to restrain, prevent or change the transactions contemplated by this Agreement or otherwise questioning the validity or legality of such transactions shall have been instituted and be pending, and, on the Closing Date, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction or other governmental authority directing that the transactions provided for in this Agreement or any of them not be consummated as so provided or imposing by conditions on the consummation of the transactions contemplated by this Agreement which Coil Tubing Technology Holding, Inc., reasonably deems.

ARTICLE VII CONDITIONS TO GRIFCO’S OBLIGATIONS

The obligations of Grifco under this Agreement to be performed on or before the Closing Date shall be subject to the satisfaction on or before the Closing Date, of each of the following conditions:

7.1   Representations and Warranties True. The representations and warranties of Coil Tubing Technology Holding, Inc., contained in this Agreement shall be true and correct in all material respects on the date of this Agreement and at and on the Closing Date as though such representations and warranties were made at and on such date, except for changes permitted or contemplated by this Agreement.

7.2   Performance. Coil Tubing Technology Holding, Inc., shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

7.3    Consents. All approvals, consents, authorizations, and waivers from governmental and other regulatory agencies required to consummate the transactions contemplated by this Agreement shall have been obtained.

7.4    No Injunction. On the Closing Date there shall be no effective injunction, writ, preliminary restraining order, or any order of any nature issued by a court of competent jurisdiction or other governmental agency directing that the transactions provided for in this Agreement or any of them not be consummated as so provided.

7.5   Shareholder Approval. The shareholders contemplated by this agreement shall have voted (whether in person or by proxy) for approval and adoption of this Agreement.

ARTICLE VIII. CLOSING

8.1   Closing. The Closing of the Definitive Acquisition Agreement (the “Closing”) shall take place at the offices of Coil Tubing Technology Holding, Inc., International, at 6:00 p.m., local time, on March 24th, 2005 and that all conditions contained in Articles VI and VII of this Agreement have been satisfied. If all such conditions have not been satisfied by such date, the Closing shall take place at a later date agreed upon by the parties (the date of the Closing is in this Agreement called the “Closing Date”).

ARTICLE IX. TERMINATION AND ABANDONMENT

9.1   Methods of Terminations. This Agreement may be abandoned at any time before the Closing Date:

(a)   By mutual consent of the respective Boards of Directors of Coil Tubing Technology Holding, Inc., and Grifco;

(b)   By either Grifco or Coil Tubing Technology Holding, Inc., if the Closing has not been consummated on or prior to March 24th, 2005, if the failure to consummate the transactions contemplated by this Agreement are not attributable to the failure of the terminating party to fulfill its obligations under this Agreement;

(c)    By either Grifco or Coil Tubing Technology Holding, Inc., if at the Shareholders Meeting, The Shareholders of Coil Tubing Technology Holding, Inc., fail to adopt and approve this agreement.

(d)    By Grifco if since the date of this Agreement, there has been any change (or any condition, event or development involving a prospective change) in the business, properties, assets, liabilities, conditions (financial or otherwise), results of operations or prospects of Coil Tubing Technology Holding, Inc., that is or may be materially adverse to Grifco when taken as a whole;

(e)   By either Grifco or Coil Tubing Technology Holding, Inc., if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such other decree, ruling or other action shall have become final and nonappealable; and

(f)   By Grifco if the condition set forth in Section 7.5 is not satisfied on the date of the Coil Tubing Technology Holding, Inc., Shareholder Meeting.

9.2   Procedure upon Termination. In the event of termination and abandonment by either the Board of Directors of Grifco or Coil Tubing Technology Holding, Inc., pursuant to Section 9.1(b), (c), (d), (e), or (f) of this Agreement, written notice shall terminate this Agreement and the transactions contemplated by this Agreement shall be abandoned without further action by Coil Tubing Technology Holding, Inc., or Grifco. If this Agreement is terminated as provided in this Agreement:

(a)   All information received by any party with respect to the business of any other party (other than information which is a matter of public knowledge or which has been or is published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for the advantage of, or disclosed to third parties by, such party for any reason, and each party agrees to return promptly, if so requested by he other party, every document furnished by the other party or any subsidiaries, division, associate or affiliate of such other party, in connection with the transactions contemplated by this Agreement and any copies of documents that may have been made and to cause their representatives and others to whom such documents were furnished promptly to return such documents and any copies, other than documents filed with governmental authorities or otherwise publicly available; and

(b)   Neither party shall have any liability nor further obligation to the other party, except as stated in this Section 9.2 and in Section 10.3, which sections shall survive any termination of this Agreement.

ARTICLE X. MISCELLANEOUS PROVISIONS

10.1    Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented by written agreement of the Board of Directors of Grifco or its officers authorized by the Board of Directors and the Shareholders at any time prior to the Closing Date with respect to any of the terms contained in this Agreement.

10.2   Extension; Waiver. At any time prior to the Closing Date, the parties may by board action (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any such waiver or failure to insist upon strict compliance not operates as a waiver of, estoppels with respect to, any subsequent or other failure. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party-

10.3    Fees and Expenses. Each of the parties will pay its own expenses incurred in connection with the preparation, negotiation, execution, delivery and consummation of this Agreement and the transactions contemplated by this Agreement.

10.4    Survival of Representations and Warranties, Etc. The representations, warranties and covenants contained in this Agreement (except to the extent any such agreement is limited by its terms) shall remain operative and in full force and effect and shall survive consummation of the transactions contemplated hereby at the Closing, including, without limitation, the delivery of the Shares to Grifco.

10.5   Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand, mailed by certified or registered mail with postage prepaid or by overnight mail (next day guaranteed delivery), or if sent by cable, telegram, telex, telecopy or electronic mail as follows:

(a)	If to Grifco, to:	Jim Dial
6990 Gentle Breeze
Willis, TX 77318

Or to such other person or address as Grifco shall furnish to [Coil Tubing Technology Holding, Inc.] [The Shareholders] in writing.

(c)	If to Coil Tubing Technology Holding, Inc., or the Shareholders, to:
Jerry Swinford
19515 Wied Road Suite C
Spring TX 77388

 Or to such other person or address as [Coil Tubing Technology Holding, Inc.,] [The Shareholders] shall furnish Grifco in writing.

10.6   Assignment. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations shall be assigned by either of the parties without the prior written consent of the other party; provided, however, that this Section 10.6 is not intended to limit or restrict the class of persons entitled to the benefits of Section 10.7 of this Agreement or to limit or restrict any such person’s standing or capacity to enforce the provisions of Section 10.7.

10.7    Agreement to Indemnify.

(a)   Coil Tubing Technology Holding, Inc., and Each Shareholder, jointly and severally, with respect to each Shareholder, respectively, agrees to indemnify, defend and hold Grifco and its affiliates (the “Indemnified Parties) harmless from and against any and all claims sustained after Closing by Grifco or any of its affiliates based upon, arising out of or otherwise in respect of (i) the inaccuracy of any representation or warranty, or the breach of any covenant or agreement, of such Coil Tubing Technology Holding, Inc., Shareholder contained in this Agreement or in any certificate, agreement, document or instrument delivered pursuant to this Agreement, or (ii) the operation of the business or the ownership, management or use of the assets prior to the Closing unless and to the extent that such claim shall have arisen solely from any action of Grifco or any of its affiliates prior to the Closing; provided, however, that Coil Tubing Technology Holding, Inc., Shareholders shall have no liability pursuant to this Section for the first $10,000 of aggregate claims incurred by Grifco or its affiliates (the "Grifco Basket") and Coil Tubing Technology Holding, Inc., Shareholders shall be responsible only for such amounts of such claims as exceed the Grifco Basket.

The Indemnified Parties may retain counsel satisfactory to them, and the Coil Tubing Technology Holding, Inc., Shareholders shall pay all fees and expenses of such counsel for the Indemnified Parties, promptly as statements therefore are received, and (b) the Coil Tubing Technology Holding, Inc., Shareholders will use its best efforts to assist in the vigorous defense of any such matter; provided, that the Coil Tubing Technology Holding, Inc., Shareholders shall not be liable for any settlement effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 10.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Coil Tubing Technology Holding, Inc., Shareholders and shall deliver to the Coil Tubing Technology Holding, Inc., Shareholders an undertaking to repay any amounts advanced when and if a court of competent jurisdiction shall ultimately determine, after exhausting of all avenues of appeal, that it was not entitled to indemnity under this Agreement or by law. The Indemnified Parties as a unit may retain only one law firm to represent them with respect to any such matter unless there is, under applicable standards of professional conduct, a conflict of any significant issue between the positions of any two or more Indemnified Parties. This Section 10.7 shall survive the Closing and is intended to benefit each of the Indemnified Parties, each of whom shall be entitled to enforce this Section 10.7 against the Coil Tubing Technology Holding, Inc., Shareholders for a period of six years.

(b)     The indemnification obligations under this Section shall be limited to indemnification for actual damages suffered and shall not include incidental, consequential, special or indirect damages; provided, however, that any such incidental, consequential, special or indirect damages recovered by a third party against a party entitled to indemnity under this Agreement shall be included in the damages recoverable pursuant to the indemnities herein.

10.8    Governing Law. This Agreement and the legal relations among the parties shall be governed by and construed in accordance with the laws of the State of Nevada.

10.9   Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

10.10    Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part of this Agreement.

10.11   Entire Agreement. This Agreement, including the schedules, lists and other documents referred to in this Agreement which form a part of this Agreement, embody the entire agreement and understanding of the parties in respect of the subject matter contained in this Agreement. There are no restrictions, promises, warranties, covenants or undertakings, other than those set forth or referred to in this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to each subject matter.

IN WITNESS WHEREOF, the parties have signed this Agreement on the ________________ day of March, 2005.

/s/ Jerry Swinford
Coil Tubing Technology Holding, Inc.,
Jerry Swinford

/s/ Jerry Swinford
Jerry Swinford, Individually

/s/ James Dial
Grifco International, Inc.
James Dial
President

/s/ James Dial
James Dial, Individually

Exhibit A

Shareholders Coil Tubing Technology Holdings, Inc.

1. Jerry Swinford	51,000 common shares with a par value of $0.01